SCHEDULE 13G

                 Information to be included in Statements Filed
                    Pursuant to Rules 13d-1(b) (c), and (d)
             and Amendments Thereto Filed Pursuant to Rule 13d-2(b)

                            ONEITA INDUSTRIES, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)
                                 Not Applicable

                                   682655105
                                 (CUSIP Number)


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             (Date of Event Which Requires Filing of the Statement)

        Check the  appropriate  box to designate the rule pursuant to which this
Schedule is filed:

               [ ] Rule 13d-1(b)
               [ ] Rule 13d-1(c)
               [ ] Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           (Continued of following page(s))
                                    Page 1 of 5 Pages

                                  SCHEDULE 13G

CUSIP No. 682655105                                          Page 2 of 5 Pages
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1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 GINTEL ASSET MANAGEMENT, INC.
                 IRS #06-0871969
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2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     [ ]

         Gintel Asset Mgt, Inc.                None           (b)     [X]

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3)       SEC USE ONLY


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4)       CITIZENSHIP OR PLACE OF ORGANIZATION

         CONNECTICUT

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                         5)     SOLE VOTING POWER
                                Not Applicable
         NUMBER          -------------------------------------------------------
         OF              6)     SHARED VOTING POWER
         SHARES
         BENEFICIALLY    -------------------------------------------------------
         OWNED BY        7)     SOLE DISPOSITIVE POWER
         EACH                   Not Applicable
         REPORTING       -------------------------------------------------------
         PERSON          8)     SHARED DISPOSITIVE POWER
         WITH

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9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                None

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10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES *                                                  [ ]

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11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  None

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12)      TYPE OF REPORTING PERSON
                  IA
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SCHEDULE 13G


Item 1.
         (a) Name of Issuer:   Oneita Industries, Inc.


         (b) Address of Issuer's Principal Executive Offices:
               4130 Faber Place Drive
               Charleston, SC 29405


Item 2   (a)      Name of Person Filing:
                                      GINTEL ASSET MANAGEMENT, INC.

         (b)      Address of Principal Business Office:
                                       6 GREENWICH OFFICE PARK
                                       GREENWICH, CT 06831

         (c)      Citizenship:      CONNECTICUT CORPORATION

         (d) Title of Class of Securities:  Common Stock  Not Applicable

         (e)  CUSIP Number: 682655105

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (e)      (X)      Investment Advisor registered under Section 203 of
the Investment Advisors Act of 1940.

Item 4   Ownership:

          Robert M. Gintel, Chief Executive Officer and 100% shareholder of Gintel Asset Management, Inc., is also controlling partner of Gintel & Co. Limited Partnership, Gintel-Ray Ltd. Partnership, and Gintel Partners Fund. He also has controlling interest in TransAqua LLC. In addition, Gintel Asset Management, Inc. has discretionary power over the accounts for which it acts as investment advisor. As a result, Gintel Asset Management, Inc. may be deemed to be the beneficial owner of the shares owned by these other entities.

         (a)    Amount Beneficially Owned: None

         (b)    Percent of Class:        Not Applicable

         (c)    Number of Shares as to which such person has:

                1. Sole Power to vote or to direct the vote: Not Applicable

                2. Shared Power to vote or direct the disposition of:
                         Not Applicable

                3. Sole  Power to dispose  or to direct  the  disposition  of:
                         Not Applicable

                4. Shared Power to dispose or to direct the disposition of:
                         Not Applicable

Item 5   (a) Ownership of Five Percent or Less of a Class: N/A

Item 6   (a) Ownership of More than Five Percent on behalf of Another
             Person:  N/A

Item 7   (a) Identification and Classification of the Subsidiary which acquired the security being reported on by the
             Parent Holding Company:  N/A

Item 8   (a) Identification and Classification of Members of the
             Group:   N/A

Item 9   (a)      Notice of Dissolution of Group:  N/A

Item 10 (a) Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 GINTEL ASSET MANAGEMENT, INC.




                                                 /s/ Stephen G. Stavrides
                                                 ------------------------
                                                 By: Stephen G. Stavrides
                                                     President



DATE: February 11, 1998